Exhibit 99.44

Emera announces CFO transition plans

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated November 14, 2023 (as amended on November 18, 2024 by amendment no. 1 thereto), to its short form base shelf prospectus dated October 3, 2023 (as amended on November 13, 2024 by amendment no. 1 thereto).

March 19, 2025, Halifax, NS – Today, Emera (TSX:EMA) announced an upcoming Chief Financial Officer (CFO) transition.

Greg Blunden, Emera’s Chief Financial Officer since 2016, will take on a new role of Executive Vice President, Finance, Emera USA, assuming responsibility for Finance for Tampa Electric and Peoples Gas, Emera’s largest and fastest-growing utilities. With a strong economy and growing population, the demand in Florida for electricity and gas services continues to grow and is where approximately 80 per cent of Emera’s $20 billion capital plan will be invested over the next five years. In this important role, Greg’s strong financial leadership and deep business and sector knowledge will be an asset in supporting the ongoing operations and continuing growth of the company’s Florida utilities, and for Emera overall.

The company will begin the process of recruiting a new CFO immediately and has retained an Executive Search firm to assist. Until a new CFO is in place, Greg will remain as Emera’s CFO and will be integral in the successful integration of his successor.

“This change will expand Emera’s already strong Executive bench, better support our largest and fastest growing market, and reinforce our focus on disciplined financial management,” says Scott Balfour, President & CEO, Emera Inc. “I want to thank Greg for all he has done for Emera to date and look forward to continuing to work with him in his new role leading Finance for our U.S. operations.”

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws, including, without limitation, statements concerning Emera’s: planned CFO transition and its anticipated positive impact on Emera; expectations of an ongoing strong economy and growing population in Florida; belief that the demand in Florida for electricity and gas services will continue to grow; plans for approximately 80 per cent of Emera’s $20 billion capital plan to be invested in Florida over the next five years; and expectations regarding the continued growth of Emera and its Florida utilities. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “ Enterprise Risk and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Financial Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

About Emera

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in Canada, the United States and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange. Additional information can be accessed at www.emera.com or www.sedarplus.ca.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Media

902-222-2683

media@emera.com